                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2005
Commission file number: 0-30910

                         O2 MICRO INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----------

                                      INDEX
                         O2 MICRO INTERNATIONAL LIMITED

                                                                        Page No.
                                                                        --------

PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS                                              3

          CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND
             DECEMBER 31, 2004                                              3

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
             INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND
             MARCH 31, 2004                                                 4

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS
             ENDED MARCH 31, 2005 AND MARCH 31, 2004                        5

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        7

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS                                     12

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK        15

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                         16

          EXHIBIT INDEX                                                    16

          SIGNATURE                                                        17

Part I. FINANCIAL INFORMATION

Item 1. Financial Statements

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                             March 31,    December 31,
                                                                2005          2004
                                                            -----------   ------------
                                                            (Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                     $ 46,526      $ 56,320
Restricted cash                                                  2,113         1,887
Short-term investments                                          70,238        63,768
Accounts receivable, net                                         9,533         9,431
Inventories                                                      9,314        11,231
Prepaid expenses and other current assets                        8,037         4,491
                                                              --------      --------
Total Current Assets                                           145,761       147,128
                                                              --------      --------

LONG-TERM INVESTMENTS                                           17,296        11,781
                                                              --------      --------

LAND, PROPERTY AND EQUIPMENT, NET                               10,784        10,758
                                                              --------      --------

RESTRICTED ASSETS                                               13,841        13,873
                                                              --------      --------
OTHER ASSETS                                                     1,517         1,656
                                                              --------      --------
TOTALS                                                        $189,199      $185,196
                                                              ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                                    $  3,335      $  3,635
Income taxes payable                                             3,728         3,751
Accrued expenses and other current liabilities                   9,326         7,029
                                                              --------      --------
Total Current Liabilities                                       16,389        14,415
                                                              --------      --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
   Authorized - 5,000,000 shares                                    --            --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 39,141,757 shares and 39,188,062 shares as of
      March 31, 2005 and December 31, 2004, respectively            39            39
Additional paid-in capital                                     139,456       139,581
Accumulated other comprehensive income (loss)                      403          (110)
Retained earnings                                               32,912        31,271
                                                              --------      --------
Total Shareholders' Equity                                     172,810       170,781
                                                              --------      --------
TOTAL                                                         $189,199      $185,196
                                                              ========      ========

The accompanying notes are an integral part of the financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                              Three Months Ended
                                                                   March 31
                                                              ------------------
                                                                2005      2004
                                                              -------   -------

NET SALES                                                     $23,277   $22,196

COST OF SALES                                                   8,930     9,400
                                                              -------   -------
GROSS PROFIT                                                   14,347    12,796
                                                              -------   -------

OPERATING EXPENSES
Research and development                                        5,330     4,561
Selling, general and administrative                             4,664     3,651
Patent litigation                                               2,536       608
                                                              -------   -------
Total Operating Expenses                                       12,530     8,820
                                                              -------   -------
INCOME FROM OPERATIONS                                          1,817     3,976
                                                              -------   -------

NON-OPERATING INCOME (EXPENSES)
Interest income                                                   608       231
Gain on sale of long-term investments                              --       340
Foreign exchange gain (loss), net                                 (10)      222
Other, net                                                        (12)        3
                                                              -------   -------
Total Non-operating Income                                        586       796
                                                              -------   -------

INCOME BEFORE INCOME TAX                                        2,403     4,772

INCOME TAX EXPENSE                                                314       566
                                                              -------   -------
NET INCOME                                                      2,089     4,206
                                                              -------   -------

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                           229       170
Unrealized gain (loss) on available-for-sale securities           284       (86)
                                                              -------   -------
Total Other Comprehensive Income (Loss)                           513        84
                                                              -------   -------
COMPREHENSIVE INCOME                                          $ 2,602   $ 4,290
                                                              =======   =======

EARNINGS PER SHARE:

Basic                                                         $  0.05   $  0.11
                                                              =======   =======
Diluted                                                       $  0.05   $  0.10
                                                              =======   =======

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                           39,178    39,054
                                                              =======   =======
Diluted (in thousands)                                         39,571    40,617
                                                              =======   =======

The accompanying notes are an integral part of the financial statements.

               O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (In Thousand U.S. Dollars)

                                                             Three Months Ended
                                                                 March 31,
                                                            -------------------
                                                              2005       2004
                                                            --------   --------
OPERATING ACTIVITIES:
Net income                                                  $  2,089   $  4,206
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                 791        688
   Amortization of stock options granted for services             66         37
   Amortization of discount on short-term investments           (102)        --
   Gain on sale of long-term investments                          --       (340)
   Deferred income tax                                           309         58
   Changes in operating assets and liabilities:
      Accounts receivable, net                                  (102)    (1,728)
      Inventories                                              1,917      1,474
      Prepaid expenses and other current assets               (3,832)      (145)
      Notes and accounts payable                                (300)    (1,099)
      Income taxes payable                                       (23)       558
      Accrued expenses and other current liabilities           2,277       (383)
                                                            --------   --------
Net Cash Provided by Operating Activities                      3,090      3,326
                                                            --------   --------

INVESTING ACTIVITIES
Other current assets                                              --         37
Acquisitions of:
   Land, property and equipment                                 (740)      (498)
   Short-term investments                                    (28,570)   (43,307)
   Long-term investments                                      (5,235)      (320)

(Increase) decrease in:
   Restricted assets                                              --       (484)
   Restricted cash                                              (226)        (9)
   Other assets                                                    8        (72)

Proceeds from:
   Sale of short-term investments                             22,220     32,986
   Sale of long-term investments                                  --      1,020
                                                            --------   --------
Net Cash Used in Investing Activities                        (12,543)   (10,647)
                                                            --------   --------

                                                              Three Months Ended
                                                                  March 31,
                                                              ------------------
                                                                2005      2004
                                                              -------   -------
FINANCING ACTIVITIES:
Acquisitions of treasury stock                                   (694)     (172)
Proceeds from exercise of stock options                           118       830
Payment of principal on capital leases                             --        (1)
                                                              -------   -------
Net Cash Provided by (Used in) Financing Activities              (576)      657
                                                              -------   -------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                       235       104

NET DECREASE IN CASH AND CASH EQUIVALENTS                      (9,794)   (6,560)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               56,320    66,489
                                                              -------   -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $46,526   $59,929
                                                              =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                                        $     0   $     1
Cash paid for income taxes                                    $    28   $    16

NON-CASH INVESTING AND FINANCING ACTIVITIES
Unrealized gain (loss) on investments accounted for
   available-for-sale                                         $   284      ($86)

The accompanying notes are an integral part of the financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 as filed with the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment." SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006, and prior period's awards that are modified, repurchased, or cancelled after January 1, 2006. The impact on the Company's net income will include the remaining amortization of the fair value of existing options currently disclosed as pro forma expense in Note 2 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company's cashflows.

3. SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities:

                                              March 31, 2005   December 31, 2004
                                              --------------   -----------------
                                                (Unaudited)
                                                -----------
                                                        (In Thousands)

US treasury bills                                 $28,875           $19,967
Time deposits                                      20,722            23,038
Corporate bonds                                    16,223            17,014
Foreign government bonds                            4,393             3,724

Others                                                 25                25
                                                  -------           -------
                                                  $70,238           $63,768
                                                  =======           =======

Available-for-sale securities by contractual maturity are as follows:

                                              March 31, 2005   December 31, 2004
                                              --------------   -----------------
                                                (Unaudited)
                                                -----------
                                                        (In Thousands)

Due within one year                               $67,484           $61,023
Due after one year through two years                1,702             1,698
Due after two years                                 1,052             1,047
                                                  -------           -------
                                                  $70,238           $63,768
                                                  =======           =======

The Company's gross unrealized gains and losses for the three months ended March 31, 2005 were $199,000 and $84,000, respectively and at December 31, 2004 were $293,000 and $182,000, respectively

4. ACCOUNTS RECEIVABLE, NET

                                              March 31, 2005   December 31, 2004
                                              --------------   -----------------
                                                (Unaudited)
                                                -----------
                                                        (In Thousands)

Accounts receivable                               $9,940             $9,838
Allowances for:
   Doubtful receivables                              (90)               (90)
   Sales returns and discounts                      (317)              (317)
                                                  ------             ------
                                                  $9,533             $9,431
                                                  ======             ======

5. INVENTORIES

                                              March 31, 2005   December 31, 2004
                                              --------------   -----------------
                                                (Unaudited)
                                                -----------
                                                        (In Thousands)

Finished goods                                    $3,268            $ 2,844
Work-in-process                                    3,542              4,336
Raw materials                                      2,504              4,051
                                                  ------            -------
                                                  $9,314            $11,231
                                                  ======            =======

6. LONG-TERM INVESTMENTS
                                        8

     In January 2005, the Company purchased 180,769 Series D Preference shares of 360 Degree Web at $1.30 per share. As of March 31, 2005, the Company's ownership was 19.52%.

     In January 2005, the Company purchased 5,882,353 ordinary shares of a privately owned foundry company at $0.85 per share for a total amount of $5,000,000. The Company held 9.16% ownership of this company as of March 31, 2005.

     In August 2004, the Company invested in CSMC's ordinary shares which are listed in Hang Seng Stock Market in Hong Kong. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares acquired for a purchase price of $4,547,000, which represents approximately 2.67% ownership of CSMC. As of March 31, 2005, the Company recognized unrealized gains of $16,000.

7.   INCOME TAXES

     The effective income tax rate for three months ended March 31 was 13.1% in 2005 and 11.9% in 2004, respectively.

8.   EARNINGS PER SHARE

          The following table shows the calculation of basic and diluted earnings per share:

          All numbers in thousands except earnings per share

                                                              Three Months Ended
                                                                   March 31,
                                                              ------------------
                                                                 2005      2004
                                                               -------   -------
                                                                  (Unaudited)

Basic earnings per share:

Net income                                                     $ 2,089   $ 4,206
                                                               =======   =======

Weighted average shares outstanding - basic                     39,178    39,054

Earnings per share - basic                                     $  0.05   $  0.11
                                                               =======   =======

Diluted earnings per share:

Net income                                                     $ 2,089   $ 4,206
                                                               =======   =======

Weighted average shares outstanding - basic                     39,178    39,054

Effect of dilutive securities:
   Options                                                         393     1,563
                                                               -------   -------
Weighted average shares outstanding - diluted                   39,571    40,617
                                                               =======   =======
Earnings per share - diluted                                   $  0.05   $  0.10
                                                               =======   =======

9.   RELATED PARTY TRANSACTIONS

In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of March 31, 2005, $18,000 had been repaid.

10.  CONTINGENCIES

Monolithic Power Systems, Inc. ("MPS"), a company based in Los Gatos, California, USA has alleged that our OZ960, OZ961, OZ969 and OZ970 products infringe on one of their patents and a continuation of that patent. Litigation on such claim is pending in the United States District Court in the Northern District of California. We have answered MPS' claims, denying all of their substantive allegations. In addition, given the results of the claims constructions adopted by the Court on November 26, 2001 and December 27, 2002, we believe that we have meritorious defenses against MPS' allegations. On May 28, 2004, the Court granted our motion for summary judgment that MPS lacked evidence of damages. As the judgment currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. Trial on these claims commenced in June 2005. On July 18, 2005, we received a jury verdict that our 0Z960, 0Z961, 0Z969 and 0Z970 products did not infringe any of MPS' asserted claims and that all such asserted claims were invalid. The verdict is subject to post-trial motions by MPS to overturn the verdict, entry of judgment by the Court and possible subsequent appeal by MPS.

In January 2004, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against Beyond Innovation Technology Co., Ltd., SPI Electronic Co., Ltd., FSP Group and Lien Chang Electronic Enterprise Co., Ltd. The lawsuit asserts that those companies infringe one or more claims of U.S. Patent Nos. 6,259,615 and 6,396,722 and in an amended complaint, U.S. Patent No. 6,804,129. They have counterclaimed for antitrust violations and interference. Trial on these claims is currently scheduled to commence December 2005.

In October 2004, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against MPS alleging infringement of one or more claims of U.S. Patent No. 6,804,129. MPS has counterclaimed for antitrust violations and unfair competition.

While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations.

11.  SEGMENT INFORMATION

The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The Company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

Net revenues from unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                                     Three Months Ended March 31
                                                     ---------------------------
                                                            2005      2004
                                                          -------   -------
                                                             (Unaudited)
                                                            (In Thousands)

Asia                                                      $23,263   $22,191
United States                                                  14         5
                                                          -------   -------
                                                          $23,277   $22,196
                                                          =======   =======

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each period.

                                              March 31, 2005   December 31, 2004
                                              --------------   -----------------
                                                (Unaudited)
                                                -----------
                                                        (In Thousands)

Taiwan                                            $ 2,603           $ 2,772
U.S.A.                                              6,529             6,551
Singapore                                             263               327
People's Republic of China                            852               757
Others                                                537               351
                                                  -------           -------
                                                  $10,784           $10,758
                                                  =======           =======

For the three months ended March 31, 2005, one customer accounted for 10.5% of net revenues. For the three months ended March 31, 2004, one customer accounted for 10.4% of net revenues.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F (the "Annual Report").

Overview

     We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of integrated circuit products to customers in the computer, consumer electronics, industrial and communications markets. Products in these markets include notebook computers, liquid crystal displays, mobile phones, portable intelligent devices, global positioning systems and portable DVD players. Our system-level expertise, proprietary design methodologies and extensive experience with power management systems allow us to develop products quickly so that our customers can achieve rapid time to market with new devices. Our products are used in electronic devices currently sold by large computer and consumer electronics companies.

     We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

Results of Operations

     Net Sales. Net sales for the three months ended March 31, 2005 were $23.3 million, an increase of $1.1 million or 4.9% from $22.2 million for the three months ended March 31, 2004. The increase in net sales reflects the stronger demand in the computer and consumer electronics market that comprise the majority of the revenue.

     Gross Profit. Gross profit for the three months ended March 31, 2005 was $14.3 million, an increase of $1.6 million or 12.1% from $12.8 million for the three months ended March 31, 2004. This change was due to the continuous efforts on reducing costs. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

     Research and Development Expenses. Research and development expenses for the three months ended March 31, 2005 were $5.3 million, an increase of $769,000 or 16.9% from $4.6 million for the three months ended March 31, 2004. This increase was primarily due to hiring of additional personnel and re-arrangement of several shuttle runs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 2005 were $4.7 million, an increase of $1.0 million or 27.7% from $3.7 million for the three months ended March 31, 2004. This increase in absolute dollar amount was primarily due to increased expenses relating to intellectual property protection activities, hiring of additional personnel, traveling, and other expenses associated with the hiring of additional personnel.

     Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for three months ended March 31, 2005 were $2.5 million, an increase of $1.9 million or 317.1% from $608,000 for three months ended March 31, 2004. The increase in absolute dollars was primarily due to increased litigation activity in existing cases and filing of additional litigation by us.

     Non-operating Income-net. Non-operating income-net for the three months ended March 31, 2005 was $586,000, a decrease of $210,000 from $796,000 for the three months ended March 31, 2004, primarily reflecting increased interest income and offset by foreign exchange loss recognized due to the foreign currency fluctuation.

     Income Taxes. Income tax expenses for the three months ended March 31, 2005 was $314,000, a decrease of $252,000 from $566,000 for the three months ended March 31, 2004. The effective income tax rate for three months ended March 31, 2005 was 13.1% and 11.9% for the three months ended March 31, 2004. The effective rate was higher for the three months ended March 31, 2005 primarily due to the quarterly evaluation of deferred income tax assets based on the future possible realization of profit.

     Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due to, among other things, changes in demand for devices that use our products; general business conditions in the semiconductor industry and the economy as a whole; general economic conditions; currency fluctuations; changes in the volume of product sales and in the mix of sales of higher margin products and lower margin products; competitive pressures on selling prices; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; product pricing from foundries; the availability of foundry capacity; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

     On March 31, 2005, we had $145.8 million in total current assets, including $46.5 million in cash and cash equivalents and $70.2 million in short-term investments. Our operating activities provided $3.1 million cash during the three months ended March 31, 2005. Additionally, our investing activities consumed cash of $12.5 million in the three months ended March 31, 2005 and our financing activities consumed cash of $576,000 in the three months ended March 31, 2005. As of March 31, 2005, we have deposited $13.8 million with the Taiwan courts for court bonds in connection with preliminary injunction actions and related provisional attachment actions that we are pursuing against various parties in Taiwan. The court bonds provide security for the enjoined party to claim damages against in the event we do not ultimately prevail in the underlying infringement action associated with the particular preliminary injunction action or provisional attachment action. While the results of such litigation cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on our consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without us becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on our financial position or its results of operations.

     We expect our operating activities will continue to generate additional cash but we expect to continue to deposit more cash with the Taiwan courts for preliminary injunctions and provisional attachment actions.

Disclosure Regarding Forward-Looking Statements

     This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profits, continued expansion of engineering, research and development resources, our efforts to reduce costs and expenses, our future research and development expenses and our future selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our Annual Report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

     Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

     We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

     Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investments in US treasury bills, time deposits, government and corporate bonds.

     We maintain an investment portfolio consisting mainly of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at March 31, 2005, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

     The table below provides information about our financial instruments whose maturity dates are greater than three months as of March 31, 2005.

                                         Expected Maturity Dates
                      -------------------------------------------------------------
                                                                    Total
                                                      2009 and    Carrying    Fair
                       2005    2006    2007   2008   thereafter     Value     Value
                      -----   -----   -----   ----   ----------   --------   ------
                                              (in thousands)
US Treasury Bills
   Fixed rate (US$)      --      --      --     --        --           --        --
Government Bonds:
   Fixed rate (US$)      --   4,197   6,953     --     1,671       12,821    12,608
Time Deposits:
   Fixed rate (US$)   1,169   6,331      --     --        --        7,500     7,500
Corporate Bonds
   Fixed rate (US$)      --      --      --     --        --           --        --
Others
   Fixed rate (US$)      --      --      --     --        --           --        --

Foreign currency risk

     Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are their local currencies. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets and accounts payable, exist in non-U.S. dollar denominated currencies such as New Taiwan Dollar, which are sensitive to foreign currency exchange rate fluctuations. As of March 31, 2005, we held approximately $18.7 million in government bonds, certificates of deposits, time deposits and demand accounts denominated in New Taiwan Dollars.

     We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic loss as a result of foreign currency exchange fluctuations. In the three month period ended March 31, 2005, we experienced losses of $10,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

PART II. OTHER INFORMATION

Item 1. Exhibits

     (a) Exhibits:

     The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

     (b)

                                  EXHIBIT INDEX

Exhibit
 Number   Exhibit Title
-------   -------------
   99     Press Release

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 O2 MICRO INTERNATIONAL LIMITED


Date: July 20, 2005                              /S/ STERLING DU
                                                 -------------------------------
                                                 Name: Sterling Du
                                                 Title: Chief Executive Officer

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